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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

               Resource Bancshares Mortgage Group, Inc.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                              761197102
                            (CUSIP Number)

Alan Patricof                          Lawrence G. Goodman, Esq.
Patricof & Co. Ventures, Inc.          Shereff, Friedman, Hoffman & Goodman, LLP
445 Park Avenue                        919 Third Avenue
New York, New York  10022              New York, New York 10022
(212) 753-6300                         (212) 758-9500

 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                          February 26, 1998
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                             SCHEDULE 13D

CUSIP No. 761197102                                           Page 2 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Patricof & Co. Ventures, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                               (b) / /

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

  NUMBER OF        7  SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY         8  SHARED VOTING POWER
    EACH                   822,993
 REPORTING
   PERSON          9  SOLE DISPOSITIVE POWER
    WITH

                  10  SHARED DISPOSITIVE POWER
                           822,993

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         822,993

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                / /
         N/A

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.5%

14  TYPE OF REPORTING PERSON*
         CO

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                               2 of ___

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                             SCHEDULE 13D

CUSIP No. 761197102                                           Page 3 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         APA Partners

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                               (b) / /

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

  NUMBER OF        7  SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY         8  SHARED VOTING POWER
    EACH                   658,395
 REPORTING
   PERSON          9  SOLE DISPOSITIVE POWER
    WITH

                  10  SHARED DISPOSITIVE POWER
                           658,395

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         658,395

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                / /
         N/A

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.8%

14  TYPE OF REPORTING PERSON*
         PN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                               2 of ___

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                             SCHEDULE 13D

CUSIP No. 761197102                                           Page 4 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         Alan Patricof

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                               (b) / /

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         PF, AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

  NUMBER OF        7  SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY         8  SHARED VOTING POWER
    EACH                   822,993
 REPORTING
   PERSON          9  SOLE DISPOSITIVE POWER
    WITH

                  10  SHARED DISPOSITIVE POWER
                           822,993

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         822,993

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                / /
         N/A

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.5%

14  TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                               2 of ___

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                           Amendment No. 1
                             Schedule 13D

               Resource Bancshares Mortgage Group, Inc.

                  This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of December 31, 1997 filed by Patricof & Co. Ventures, Inc., Alan Patricof and APA Partners relating to the common stock (the "Common Stock") of Resource Bancshares Mortgage Group, Inc. (the "Company"), whose principal executive offices are located at 7909 Parklane Road, Suite 150, Columbia, S.C. 29223. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 5.           Interest in Securities of Issuer.

                  Item 5 is amended to read as follows:

                  Except as specifically provided for herein, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by any of the other Reporting Persons.

                  Patricof may be deemed to be the beneficial owner of 164,598 shares of Common Stock owned by Excelsior Jersey and 658,395 shares of Common Stock owned by Excelsior II, which shares represent approximately 0.7% and 2.8% of the issued and outstanding Common Stock. Patricof is the investment advisor to Excelsior Jersey and, as such, may be deemed to have shared voting and dispositive power with respect to 164,598 shares of Common Stock. Patricof is the manager of Excelsior II and, as such, may be deemed to have shared voting and dispositive power with the general partners of Excelsior II with respect to 658,395 shares of Common Stock.

                  APA may be deemed to be the beneficial owner of 658,395 shares of Common Stock owned by Excelsior II, which shares represent approximately 2.8% of the issued and outstanding Common Stock. APA is the general partner of Excelsior II and, as such, may be deemed to have shared voting and dispositive power with Patricof (as described above) with respect to 658,395 shares of Common Stock.

                  Alan Patricof may be deemed to be the beneficial owner of 164,598 shares of Common Stock owned by Excelsior Jersey and 658,395 shares of Common Stock owned by Excelsior II, which shares represent approximately 0.7%, and 2.8% of the issued and outstanding shares of Common Stock, respectively. As the Chairman of the Board of Patricof and a general partner of APA, Mr. Patricof may be deemed to have shared voting and dispositive power with respect to 822,993 shares of Common Stock owned by Excelsior Jersey and Excelsior II.



                                  5

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                  The percentage of beneficial ownership of the
Reporting Persons is based on 23,353,284 outstanding shares of Common Stock of the Company on February 28, 1998 as reported to the Reporting Persons by an officer of the Company.

                  The transactions in the Common Stock effected by the Reporting Persons during the past 60 days are set forth on Annex A hereto. All such transactions were effected in the open market.

                  The Reporting Persons ceased to be the beneficial owners of five percent (5%) or greater of the outstanding Common Stock on February 2, 1998.




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                  After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 1998

                                        Patricof & Co. Ventures, Inc.

                                        By:   /s/ Alan Patricof

                                        Name:  Alan Patricof
                                        Title: Co-Chairman of the Board


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                  After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 1998


                                        By:   /s/ Alan Patricof

                                               Alan Patricof


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                  After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 1998

                                        APA Partners

                                        By:   /s/ Alan Patricof

                                        Name:  Alan Patricof
                                        Title: General Partner



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                               Annex A

       RESOURCE BANCSHARES MORTGAGE GROUP INC. (REMI) (NASDAQ)

  SALES:

                                                         Shares Sold
                             Shares Sold        APA Excelsior Venture Capital
  Trade Date     Price     APA Excelsior II       Holdings (Jersey) Limited
  ----------     -----     ----------------       -------------------------
    1/7/98     $16.6250         8,000                       2,000
    1/8/98     $16.7292        72,000                      18,000
    1/12/98    $16.8188         8,000                       2,000
    1/13/98    $17.2500        28,000                       7,000
    1/16/98    $17.2500        32,000                       8,000
    1/30/98    $15.6875         4,000                       1,000
    2/2/98     $16.2188         8,000                       2,000
    2/3/98     $16.0000         2,000                         500
    2/9/98     $16.2500         8,000                       2,000
    2/25/98    $16.1250         2,000                         500
    2/26/98    $16.1250        20,000                       5,000
    2/27/98    $16.1875         4,000                       1,000
    3/6/98     $16.0000        24,800                       6,200
    3/9/98     $16.0573        96,000                      24,000
    3/10/98    $16.0000         8,000                       2,000
    3/11/98    $16.0278        36,000                       9,000
    3/12/98    $16.1818        44,000                      11,000
    3/13/98    $16.7500        12,000                       3,000
    3/17/98    $16.0642        12,000                       3,000
    3/18/98    $16.3750         4,000                       1,000

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